SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                      Fisher Scientific International Inc.
                                (Name of Issuer)


                     Common Stock $0.01 par value per share
                         (Title of Class of Securities)


                                   338032 20 4
                     (CUSIP Number of Class of Securities)


                              Eric L. Cochran, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                January 21, 1998
                         (Date of Event which Requires
                           Filing of this Statement)

            If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition which is the
            subject of this Statement because of Rule 13d-1(b)(3) or
            (4), check the following:               ( )

            Check the following box if a fee is being paid with this
            Statement:                              ( )



                                  SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Thomas H. Lee Equity Fund III,
                                          L.P.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 04-3279871

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS*
           00
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       2,607,793 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           2,607,793 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,607,793 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           35.2%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON*
           PN
      _________________________________________________________________




                                  SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Thomas H. Lee Foreign Fund III,
                                          L.P.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 04-3303055

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS*
           00
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       161,362 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           161,362 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,362 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           2.2%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON*
           PN
      _________________________________________________________________



                                  SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1) NAMES OF REPORTING PERSONS - THL FSI Equity Investors, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 04-3403584

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS*
           00
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

      __________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       1,310,201 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           1,310,201 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,201 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           17.9%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON*
           PN
      _________________________________________________________________



                                  SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1) NAMES OF REPORTING PERSONS - THL-CCI Limited Partnership S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 04-3159375

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS*
           00
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts

      __________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       160,601 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           160,601 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,601 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           2.2%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON*
           PN
      _________________________________________________________________



                                  SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Thomas H. Lee Equity Advisors
                                        III Limited Partnership
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 04-3279882

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS*
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts

      __________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       4,079,356 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           4,079.356 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,079, 356 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           54.3%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON*
           PN
      _________________________________________________________________



                                  SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - THL Equity Trust III
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 04-3279892

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS*
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      _________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts

      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       4,079,356 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           4,079,356 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,079,356 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           54.3%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON*
           00
      _________________________________________________________________





                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                THL Investment Management Corp.
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                Massachusetts
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                       0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         160,601 (See Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                         0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             160,601 (See Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,601 (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             2.2%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
                CO
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                David V. Harkins
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                        less than 1% (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                            less than 1% (See Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The 1995 Harkins Gift Trust
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
                OO
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thomas R. Shepherd Money Purchase Pension Plan (Keogh)
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                OO
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Scott A. Schoen
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                C. Hunter Boll
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Scott M. Sperling
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                        less than 1% (See Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                            less than 1% (See Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                                  SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Sperling Family Limited Partnership
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                PN
      _________________________________________________________________








                                 SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Anthony J. DiNovi
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                                 SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thomas M. Hagerty
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Warren C. Smith, Jr.
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Seth W. Lawry
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Joseph I. Incandela
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Kent R. Weldon
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Terrence M. Mullen
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Todd M. Abbrecht
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Wendy L. Masler
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Andrew D. Flaster
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                First Trust Co. FBO Kristina A. Watts
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                OO
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Charles W. Robins
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James Westra
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                          0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Charles A. Brizius
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                OO
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                        less than 1% (See Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          less than 1% (See Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON less than 1% (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             less than 1%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________








                              SCHEDULE 13D

      CUSIP No. 338032 20 4
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thomas H. Lee
      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                       0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                         160,601 (See Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                          0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                             160,601 (See Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,601 (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             2.2%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________




           Item 1.  Security and Issuer

           The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares") of Fisher Scientific International, Inc., a Delaware corporation ("Fisher"). The principal executive offices of Fisher are located at Liberty Lane, Hampton, New Hampshire 03842.

           Item 2.  Identity and Background.

 (a) - (c) and (f)

           This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Thomas
 H. Lee Equity Fund III, L.P., a Delaware limited partnership ("Equity Fund III"), (2) Thomas H. Lee Foreign Fund III, L.P., a Delaware limited partnership ("Foreign Fund III"), (3) THL FSI Equity Investors, L.P., a Delaware limited partnership ("THL FSI"), (4) THL-CCI Limited Partnership, a Massachusetts limited partnership ("THL-CCI"), (5) Thomas H. Lee Equity Advisors III Limited Partnership, a Massachusetts limited partnership ("Advisors III"), (6) THL Equity Trust III, a Massachusetts business trust ("Trust III"), (7) THL Investment Management Corp., a Massachusetts corporation ("THL Investment") and
 (8) certain persons affiliated with Thomas H. Lee Company, a Massachusetts sole proprietorship (the "Additional THL Persons") (set forth on the attached Schedule I).

           The address of each of the Reporting Persons is c/o Thomas H. Lee Company, 75 State Street, Suite 2600, Boston, Massachusetts 02109.

           Each of Equity Fund III, Foreign Fund III, THL FSI and THL-CCI is principally engaged in the business of investment in securities. Advisors III is principally engaged in the business of serving as general partner of Equity Fund III, Foreign Fund III and THL FSI.
 Trust III is principally engaged in the business of serving as general partner of Advisors III. THL Investment is principally engaged in the business of serving as general partner of THL-CCI. The Additional THL Persons are employed as indicated in Schedule A by Thomas H. Lee Company.

           Attached as Schedule A to this Schedule 13D is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

 (d) and (e)

           None of the Reporting Persons or any of their officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

           None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Item 3.  Source and Amount of Funds or Other Consideration.

           Pursuant to the Subscription Agreement and the Merger Agreement (both as defined below in Item 4), the total consideration paid by Equity Fund III, Foreign Fund III, THL FSI, THL-CCI and the Additional THL Persons (collectively, the "THL Entities") in connection with their purchase of the Shares was $193,924,084. The acquisition of the Shares is described below in Item 4.

           Equity Fund III, Foreign Fund III, THL FSI and THL CCI obtained funds to make the purchases described herein through capital contributions from their investors. The Additional THL Persons obtained funds from their personal accounts to make the purchases described herein.

           Item 4.  Purpose of Transactions.

           The THL Entities entered into the Agreements (as defined below) to purchase the Shares for general investment purposes. The THL Entities retain the right to change their investment intent. Subject to market conditions and other factors, the THL Entities may acquire or dispose of shares of Fisher from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Surviving Corporation (defined below), may enter into agreements with the management of Fisher relating to acquisitions of shares of the Surviving Corporation by members of management, issuance of options to management or their employment by the surviving corporation, or may effect other similar agreements or transactions.

           Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
 Schedule 13D.

           On August 7, 1997, Fisher and FSI Merger Corp. ("FSI"), a Delaware corporation that, as of August 4, 1997, was wholly-owned by Equity Fund III, entered into an Agreement and Plan of Merger (as amended and restated on September 11 and November 14, 1997, and amended on January 16, 1998, the "Merger Agreement," filed hereto and made a part hereof as Exhibit 2). The Merger Agreement provides, among other things, for the merger of FSI with and into Fisher (the "Merger"), with Fisher as the surviving corporation (the "Surviving Corporation").
 From and after the Effective Time (as defined below), the Surviving Corporation shall possess all the rights, privileges, powers and franchises and shall be subject to all of the restrictions, disabilities and duties of Fisher and FSI, all as provided under Delaware law.

           The transactions contemplated by the Merger Agreement were approved by the stockholders of Fisher on January 16, 1998 and were consummated on January 21, 1998. Pursuant to the terms of the Merger Agreement, on January 21, 1998 (the "Closing Date"), Fisher filed a Certificate of Merger with the Secretary of the State of Delaware, and the Merger was effective as of the filing of such certificate (the "Effective Time"). Holders of outstanding Shares at the Effective Time elected to retain 4,298,358 Shares in the Merger. Because no more than 746,114 Shares could be retained in the Merger, the 4,298,358 Shares elected to be retained were subject to proration and each elected Share was converted into .173581167 retained Shares. All remaining Shares outstanding at the Effective Time, including the 3,552,244 Shares elected to be retained but which were subject to proration, were converted into the right to receive $48.25 per share in cash. As provided in the Merger Agreement, the Management Investors elected to retain an additional 228,857 Shares (the "Management Shares") and elected to convert at the Effective Time outstanding options into an additional 602,264 Shares.

           Also, members of Fisher management were granted options to purchase up to 1,653,322 Shares at exercise prices ranging from $48.25 per share to $144.75 per share.

           In connection therewith, immediately prior to the Effective Time, FSI entered into an Investors' Subscription Agreement (the "Subscription Agreement") (attached hereto and made a part hereof as
 Exhibit 4) with the THL Entities; DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millenium Partners, L.P., DLJ Millenium Partners-A, L.P., DLJMB Funding II, Inc., UK Investment Plan 1997 Partners, DLJ EAB Partners, L.P., DLJ ESC II, L.P., DLJ First ESC, L.P. (collectively, the "DLJMB Funds"); Chase Equity Associates, L.P. ("Chase"); ML IBK Positions, Inc., KECALP Inc. and Merrill Lynch KECALP L.P. 1997 (collectively, "Merrill Lynch" and, together with the DLJMB Funds and Chase, the "Institutional Investors"), dated January 21, 1998, pursuant to which the THL Entities and the Institutional Investors purchased shares of stock of FSI on the Terms set forth in the Subscription Agreement. At the Effective Time, shares of stock of FSI were converted into 6,278,915 shares of Fisher common stock (6,507,772 shares less the Management Shares), of which 5,471,857 were of Fisher Common Stock (which is voting) and 807,058 were of Fisher non-voting common stock.

           Simultaneous with the execution of the Subscription Agreement, on January 21, 1998, Fisher entered into a Common Stock Warrant Acquisition Agreement (the "Warrant Acquisition Agreement") (attached hereto and made a part hereof as Exhibit 5) with the THL Entities and the Institutional Investors in connection with such parties' commitment to purchase cumulative preferred stock of Fisher. Pursuant to the Warrant Acquisition Agreement, the THL Entities and the Institutional Investors received warrants to purchase 516,663 Shares in connection with the Merger.

           In addition, Fisher, the THL Entities, the Institutional Investors (and together with the THL Entities, the "Equity Investors"), and certain Fisher management stockholders (the "Management Investors") have entered into an Investors' Agreement dated as of January 21, 1998 (the "Investors' Agreement") (filed hereto and made a part hereof as Exhibit 3). The Investors' Agreement, together with the Merger Agreement, the Subscription Agreement and the Warrant Acquisition Agreement, are sometimes referred to herein as the "Agreements."

           Pursuant to the Investors' Agreement, the Board of Directors of Fisher will comprise at least ten and no more than eleven members, seven of which will be nominated by Equity Fund III, one of which will be nominated by DLJ Merchant Banking Partners II, L.P., one of which will be Paul M. Montrone and one of which will be Paul M. Meister (Montrone and Meister collectively, the "Management Directors"). Further, at least two of the members shall not be "Affiliates" or "Associates" of any party to the Investors' Agreement within the meaning of Rule 12b-2 under the Exchange Act. Each of the parties to the Investors' Agreement entitled to vote for the election of directors has agreed to vote its shares of Fisher in favor of the persons so nominated or designated, provided that none of the parties will be required to vote for another party's nominee or a Management Director, as it were, if the number of Shares beneficially held by the person or group making the nomination or by such Management Director is less than 10% of such person's or group's or such Management Director's Initial Ownership (defined as the number of shares of Equity Securities (as defined in the Investors' Agreement) beneficially owned, including any rights to acquire such shares, by such person or group or the Management Directors, as of the date of the Investors' Agreement).

           Following the Effective Time, the Board of Directors currently consists of Messrs. Scott M. Sperling, Anthony J. DiNovi, David V. Harkins and Kent R. Weldon, who are affiliates of one or more of the THL Entities; Messrs. Michael D. Dingman, Paul M. Montrone and Robert A. Day, each of whom was a member of the Board of Directors prior to the Effective Time; and Messrs. Paul M. Meister and Mitchell
 J. Blutt.  One seat on the Board is currently vacant.

           Pursuant to the Investors' Agreement, each of the Institutional Investors and the Management Investors may transfer shares to certain persons and entities represented as Permitted Transferees (as defined in the Investors' Agreement) and, otherwise, only as follows: (i) pursuant to the Tag-Along Rights described below;
 (ii) pursuant to the Drag-Along Rights described below; (iii) pursuant to the exercise of the Registration Rights described below; and (iv) in a transfer of shares of a class of equity securities made after an initial public offering in compliance with Rule 144 under the Securities Act of 1933, as amended, in an amount not in excess of (A) the aggregate number of shares of such class transferred by the THL Entities, multiplied by (B) such Investor's Initial Ownership of such class divided by the Initial Ownership of Equity Fund III of such class.

           In addition, as to any Institutional Investor and its Permitted Transferees, Shares will be freely transferable (i) at the earlier of (A) the date on which the ownership of such Institutional Investor and its Permitted Transferees falls below 25% of its Initial Ownership and (B) seven years after the Closing Date; provided that no such transfer may be made to any Adverse Person (defined as any person reasonably determined by the Board of Directors to be a competitor or potential competitor of Fisher).

           In addition, as to any Management Investor and its Permitted Transferees, shares will be freely transferable (i) to another
 Management Investor, (ii) ten years after the Closing Date, or (iii) in a Qualifying Public Offering (as defined below), provided that no such transfer may be made to any Adverse Person.

           The Investors' Agreement provides that if the THL Entities propose to sell shares of a class of Fisher equity securities, the other parties to the Investors' Agreement will have the right to participate in the sale ("Tag-Along Rights"), provided that no such rights shall apply (i) in public offerings, (ii) to sales to THL Designated Transferees (as defined in the Investors' Agreement) or
 (iii) to sales of up to 5% in the aggregate of the Initial Ownership (as defined in the Investors' Agreement) by the THL Entities of such class of equity securities. If Tag-Along Rights apply, the THL Entities will provide notice to the Institutional and Management Investors of the terms and conditions of the proposed sale and offer each such Shareholder the opportunity to participate. If the number of shares that the THL Entities and the Institutional and Management Investors propose to sell exceeds the number that can be sold on the terms and conditions proposed by the buyer, the THL Entities and each other shareholder who has exercised Tag-Along Rights will be entitled to sell up to his or her proportionate share of the sale, referred to in the Investors' Agreement as the "Tag-Along Portion." To the extent any shareholder declines its Tag-Along Portion, the THL Entities shall be entitled to sell their own shares in lieu of such shareholder. Equity Fund III may sell, on behalf of the THL Entities and the Institutional and Management Investors who have exercised Tag-Along Rights, their shares on substantially the same terms and conditions set forth in the notice within 120 days of the date all Tag-Along Rights are waived, exercised or expire.

           The Investors' Agreement contemplates that if (i) the THL Entities propose to sell not less than 50% or more of their Initial Ownership of Common Stock (as defined in the Investors' Agreement) in a bona fide third party sale, or (ii) the THL Entities propose a sale in which the Common Stock to be sold by the parties to the Investors' Agreement constitute more than 50% of the outstanding shares of Common Stock, then Equity Fund III may, at its sole discretion, compel all parties to the Investors' Agreement to participate in the sale with respect to their proportionate share of the amount of Fisher Common Stock proposed to be sold, referred to in the Investors' Agreement as the "Drag-Along Portion," for the same consideration and otherwise on the same terms and conditions as the THL Entities ("Drag-Along Rights"). The Management Directors have the right to require that all of their shares be purchased by the buyer or the other parties to the Investors' Agreement, at Equity Fund III's option, as a condition to consummation of the sale. Shareholders other than the THL Entities ("Non-THL Shareholders") have the right to refuse to participate in such a sale if the sale terms contain a provision which materially and adversely affects their ability to compete in any line of business or geographic area; should any shareholder refuse, the THL Entities may cause such shareholder to sell its proportionate share of equity securities to the THL Entities.

           In the event that Fisher shall issue equity securities after the date of the Investors' Agreement and prior to any registered public offering of Fisher common stock yielding aggregate gross proceeds of at least $50,000,000 ("Qualified Public Offering"), the THL Entities and each of the Management Investors shall be entitled to purchase their pro rata portion of Initial Ownership of such offering of equity securities ("Preemptive Rights"). In the event that Fisher shall issue equity securities after a Qualified Public Offering to any third party, including any shareholder, the THL Entities shall be entitled to purchase the THL Entities' pro rata portion of the equity securities being offered. In the event the THL Entities propose to purchase any new equity securities being issued by Fisher (including as described in the preceding two sentences), prior to a Qualified Public Offering each Institutional Investor, and following a Qualified Public Offering any Non-THL Shareholder, shall be entitled to purchase, at the same price and on the same terms as the THL Entities, each of their proportionate share of such new securities, referred to in the Investors' Agreement as the "Preemptive Rights Portion." The THL Entities shall have the right to purchase, or designate any other Fisher shareholders to purchase, any equity securities with respect to which other Fisher shareholders have not exercised their Preemptive Rights.

           To the extent that the THL Entities shall acquire any equity securities from any person other than the parties to the Investors' Agreement, certain other investors shall have the right to acquire their proportionate share of such equity securities to be acquired by the THL Entities, referred to in the Investors' Agreement as the "Third Party Purchase Portion."

           Until the earlier of (A) January 21, 2005 or (B) the date on which at least 40% of the Common Stock on a Fully Diluted basis (as defined in the Investors' Agreement) is held by persons other than the parties to the Investors' Agreement, no Institutional or Management Investor may acquire Fisher equity securities except by exercising its Preemptive Rights or as otherwise permitted under the Investors' Agreement.

           Under the Investors' Agreement, the THL Entities may require that Fisher register for sale its shares of equity securities, such registration which shall not be effected more than six times. After Fisher has effected two such demands for registration by the THL Entities, the Institutional Investors may require that Fisher register its shares, such registration which shall not be effected more than once. After the transfer of shares of common stock exceeding 20% of the pro rata share of common stock initially held by all of the Equity Investors, the Management Directors may require that Fisher register their shares, such registration which shall not be effected more than three times. If Fisher proposes to register equity securities under the Securities Act, as amended, in connection with a public offering, it shall offer all shareholders the opportunity to include in such registration statement such number of shares of common stock as each such shareholder may request. All such rights of registration ("Registration Rights") are subject to certain other customary terms and conditions, including provisions relating to cutbacks, holdbacks and indemnification.

           Additionally, the Investors' Agreement provides that the parties thereto must maintain certain levels of confidentiality and "ethical walls" with respect to certain Fisher-related information received on a confidential basis. Fisher, for its part, shall not enter into any agreements with any shareholders or prospective shareholders to the extent such agreements would conflict with the Registration Rights or reduce the amount of Registrable Securities (as defined in the Investors' Agreement), or otherwise on terms more favorable than in the Investors' Agreement. Also, Fisher shall take certain actions reasonably requested by certain parties subject to Regulation Y or Regulation K of the Federal Reserve Board in connection with the compliance by those parties with such regulations.

           Each of the Agreements is filed as an exhibit to this
 Schedule 13D and is incorporated herein by reference. The foregoing descriptions of the Agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

           Item 5.  Interest in Securities of the Issuer.

 (a) and (b)

           By virtue of the Investors' Agreement, the THL Entities, the Institutional Investors (except for Chase) and the Management Investors may be deemed to share voting and dispositive power with respect to over 5,922,111 (77.4%) of the Outstanding Shares of Fisher (assuming exercise of the Warrants). Each of the Reporting Persons expressly disclaims the existence of such shared power.

           By virtue of the Investors' Agreement, the THL Entities, the Institutional Investors (except for Chase) and the Management Investors may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole (collectively, the "Investors' Shares"). Each of the Reporting Persons expressly disclaims beneficial ownership of those Investors' Shares held by any other members of such group.

           The Reporting Persons may together constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole (collectively, the "THL Shares"). Each of the Reporting Persons expressly disclaims beneficial ownership of those THL Shares held by any other members of such group.

           Equity Fund III has obtained direct beneficial ownership of 2,409,525 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 33.5% of the outstanding Shares as of January 21, 1998 (the "Outstanding Shares"). Equity Fund III has also obtained indirect beneficial ownership of 198,268 Shares pursuant to the Warrant Acquisition Agreement. Assuming Equity Fund III's exercise of the Warrants, Equity Fund III has obtained beneficial ownership of approximately 35.2% of the Outstanding Shares as of January 21, 1998. Equity Fund III has shared voting and shared dispositive power with respect to such Shares.

           Foreign Fund III has obtained direct beneficial ownership of 149,094 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 2.1% of the Outstanding Shares. Foreign Fund III has also obtained indirect beneficial ownership of 12,268 Shares pursuant to Warrants issued under the Warrant Acquisition Agreement. Assuming Foreign Fund III's exercise of the Warrants, Foreign Fund III has obtained beneficial ownership of approximately 2.2% of the Outstanding Shares as of January 21, 1998. Foreign Fund III has shared voting and shared dispositive power with respect to such Shares.

           THL FSI has obtained direct beneficial ownership of 1,210,587 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 16.8% of the Outstanding Shares. THL FSI has also obtained indirect beneficial ownership of 99,614 Shares pursuant to Warrants issued under the Warrant Acquisition Agreement. Assuming THL FSI's exercise of the Warrants, THL FSI has obtained beneficial ownership of approximately 17.9% of the Outstanding Shares as of January 21, 1998. THL FSI has shared voting and shared dispositive power with respect to such Shares.

           Advisors III, as sole general partner of Equity Fund III, Foreign Fund III and THL FSI, and Trust III, as sole general partner of Advisors III, may be deemed to share voting and dispositive power with respect to 4,079,356 Shares beneficially owned by Equity Fund III, Foreign Fund III and THL FSI, which represents approximately 54.3% of the Outstanding Shares. The filing of this Schedule 13D by Advisors III and Trust III shall not be construed as an admission that Advisors III or Trust III is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by Equity Fund III, Foreign Fund III and THL FSI.

           THL-CCI has obtained direct beneficial ownership of 148,392 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 2.1% of the Outstanding Shares. THL-CCI has also obtained indirect beneficial ownership of 12,209 Shares pursuant to Warrants issued under the Warrant Acquisition Agreement. Assuming THL-CCI's exercise of the Warrants, THL-CCI has obtained beneficial ownership of approximately 2.2% of the Outstanding Shares as of January 21, 1998. THL-CCI has, subject to the Agreements, sole voting and sole dispositive power with respect to such Shares.

           THL Investment, as sole general partner of THL-CCI, and Thomas H. Lee, as chief executive officer and sole director of THL Investment, may be deemed to share voting and dispositive power with respect to 160,601 Shares beneficially owned by THL-CCI, which represents approximately 2.2% of the Outstanding Shares. The filing of this Schedule 13D by THL Investment and Mr. Lee shall not be construed as an admission that THL Investment or Mr. Lee is, for the purpose of
 Section 13(d) of the Exchange Act, the beneficial owner of Shares held by THL-CCI.

           Each of the Additional THL Persons other than Mr. Lee has obtained both direct and indirect beneficial ownership of less than 1% of the Outstand-ing Shares. Each of the Additional THL Persons other than Mr. Lee has, subject to the Agreements, sole voting and sole dispositive power with respect to such Shares. David V. Harkins may be deemed to share voting and dispositive power over Shares held by the 1995 Harkins Gift Trust. The filing of this Schedule 13D shall not be construed as an admission that Mr.
 Harkins is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such Shares. Scott M. Sperling may be deemed to share voting and dispositive power over Shares held by the Sperling
 Family Limited Partnership. The filing of this Schedule 13D shall not be construed as an admission that Mr. Sperling is, for the purpose of
 Section 13(d) of the Exchange Act, the beneficial owner of such Shares.

           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Agreements.

 (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

 (d)       Not applicable.

 (e)       Not applicable.

           Item 6.  Contracts, Arrangements, Understandings or
 Relationships with Respect to Securities of the Issuer.

           The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

           Except for the agreements described in the response to Item 4, to the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Fisher, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           Item 7.  Material to be Filed as Exhibits.

           Exhibit 1: *Joint Filing Agreement dated as of February 2, 1998 among the Reporting Persons.

           Exhibit 2: Second Amended and Restated Agreement and Plan of Merger dated as of November 14, 1997, as amended, between Fisher and FSI Merger Corp. (previously filed as Exhibit
                               2.1 to the Registration Statement on Form
                               S-4 (Registration No. 333-42777) filed
                               with the Securities and Exchange
                               Commission on December 19, 1997 and
                               incorporated herein by reference
                               thereto).

           Exhibit 3: Investors' Agreement dated as of January 21, 1998 among Fisher, the THL Entities, the Institutional Investors and the Management Investors (previously filed as
                               Exhibit 10.22 to the Post-Effective
                               Amendment No. 1 to the Form S-4, filed
                               with the Securities and Exchange
                               Commission on February 2, 1998 and
                               incorporated herein by reference
                               thereto).

           Exhibit 4: *Subscription Agreement dated as of January 21, 1998 among FSI Merger Corp. and the buyers named therein.

           Exhibit 5:          *Common Stock Warrant Acquisition
                               Agreement dated as of January 21, 1998
                               among Fisher, the THL Entities and the
                               Institutional Investors.

           Exhibit 6: *Power of Attorney dated as of February 2, 1998 granted by the Additional THL Persons in favor of Kent R. Weldon.

           *Filed herewith.



                               SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

           IN WITNESS WHEREOF, each of the undersigned has executed this instrument as of the 2nd day of February, 1998.


                                 THOMAS H. LEE EQUITY FUND III, L.P.
                                 By:  THL Equity Advisors III Limited
                                        Partnership, its General Partner
                                 By:  THL Equity Trust III, its
                                        General Partner


                                 By:  /s/ Scott M. Sperling
                                    -------------------------------------
                                 Name:  Scott M. Sperling
                                 Title:  Vice President



                                 THOMAS H. LEE FOREIGN FUND III, L.P.
                                 By:  THL Equity Advisors III Limited
                                        Partnership, its General Partner
                                 By:  THL Equity Trust III, its
                                        General Partner


                                 By:  /s/ Scott M. Sperling
                                    -------------------------------------
                                 Name:  Scott M. Sperling
                                 Title:  Vice President



                                 THL FSI EQUITY INVESTORS, L.P.
                                 By:  THL Equity Advisors III Limited
                                        Partnership, its General Partner
                                 By:  THL Equity Trust III, its General
                                        Partner


                                 By:  /s/ Scott M. Sperling
                                    -------------------------------------
                                Name:  Scott M. Sperling
                                 Title:  Vice President



                                 THL-CCI LIMITED PARTNERSHIP
                                 By:  THL Investment Management Corp.,
                                      its General Partner


                                 By:  /s/ Kent R. Weldon
                                    -------------------------------------
                                 Name: Kent R. Weldon
                                 Title: Vice President



                                 THOMAS H. LEE EQUITY ADVISORS III
                                 LIMITED PARTNERSHIP
                                 By:  THL Equity Trust III, its General
                                        Partner


                                 By:  /s/ Scott M. Sperling
                                    -------------------------------------
                                 Name:  Scott M. Sperling
                                 Title:  Vice President



                                 THL EQUITY TRUST III


                                 By:  /s/ Scott M. Sperling
                                    -------------------------------------
                                 Name:  Scott M. Sperling
                                 Title:  Vice President



                                 THL INVESTMENT MANAGEMENT CORP.


                                 By:  /s/ Kent R. Weldon
                                    -------------------------------------
                                 Name: Kent R. Weldon
                                 Title: Vice President



                                 By:  /s/ Kent R. Weldon
                                    -------------------------------------
                                 Name:  Kent R. Weldon


                                 ADDITIONAL THL PERSONS
                                 as listed on Schedule I
                                 to Schedule 13D, pursuant
                                 to powers of attorney executed
                                 in favor of and granted and
                                 delivered to Kent R. Weldon
                                 By:  Kent R. Weldon,
                                      Attorney-in-fact for all
                                      Additional THL Persons


                                 By:  /s/ Kent R. Weldon
                                 -------------------------------------
                                 Name:   Kent R. Weldon




                                  SCHEDULE A

 THL Equity Trust III

           Each of the following officers and trustees of THL Equity Trust III is a United States citizen and is employed by the Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

 Officers:

      Chairman            Thomas H. Lee
                          1 Old Farm Road, Lincoln, MA  01773

      President           David V. Harkins
                          8 Corn Point Road, Marblehead, MA  01945

      Vice Presidents     C. Hunter Boll
                          45 Fletcher Street, Winchester, MA  01890

                          Thomas R. Shepherd
                          172 Harvard Road, Stow, MA  01775

                          Anthony J. DiNovi
                          167 Commonwealth Avenue, #9, Boston, MA  02116

                          Thomas M. Hagerty
                          256 Beacon Street, Apt. #4, Boston, MA  02116

                          Joseph J. Incandela
                          139 Abbott Road, Wellesley Hills, MA  02181

                          Scott A. Schoen
                          65 Laurel Road, Weston, MA  02193

                          Warren C. Smith, Jr.
                          38 Coolidge Lane, Dedham, MA  02026

                          Scott M. Sperling
                          4 Moore Road, Wayland, MA  01778

                          Seth W. Lawry
                          330 Dartmouth Street, Apt. #7S, Boston, MA  02116

      Treasurer           Wendy L. Masler
                          11 Waverly Street, #3, Brookline, MA  02115

      Asst. Treasurer     Andrew D. Flaster
                          69 Wilshire Park, Needham, MA  02192

      Clerk               Wendy L. Masler
                          11 Waverly Street, #3, Brookline, MA  02115

      Asst. Clerks        Charles W. Robins, Esq.
                          50 Lehigh Road, Wellesley, MA  02181

                          Jeffrey S. Wieand, Esq.
                          1695 Lowell Road, Concord, MA  01742

 Trustees:
      Thomas H. Lee            1 Old Farm Road, Lincoln, MA  01773
      David V. Harkins         8 Corn Point Road, Marblehead, MA  01945
      C. Hunter Boll           45 Fletcher Street, Winchester, MA  01890
      Thomas R. Shepherd       172 Harvard Road, Stow, MA  01775
      Anthony J. DiNovi        167 Commonwealth Avenue, #9, Boston, MA  02116
      Thomas M. Hagerty        256 Beacon Street, Apt. #4, Boston, MA  02116
      Warren C. Smith, Jr.     38 Coolidge Lane, Dedham, MA  02026
      Scott M. Sperling        4 Moore Road, Wayland, MA  01778

 THL Investment Management Corp.

           Each of the following officers and directors of the THL Investment Management Corp. is a United States citizen and is employed by the Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

 Officers:

      Chief Executive     Thomas H. Lee
      Officer and         1 Old Farm Road, Lincoln, MA  01773
      Chairman
      of the Board

      President           David V. Harkins
                          8 Corn Point Road, Marblehead, MA  01945

      Vice Presidents     C. Hunter Boll
                          45 Fletcher Street, Winchester, MA  01890

                          Anthony J. DiNovi
                          167 Commonwealth Avenue, #9, Boston, MA  02116

                          Thomas M. Hagerty
                          256 Beacon Street, Apt. #4, Boston, MA  02116

                          Joseph J. Incandela
                          139 Abbott Road, Wellesley Hills, MA  02181

                          Wendy L. Masler
                          11 Waverly Street, #3, Brookline, MA  02115

                          Scott A. Schoen
                          65 Laurel Road, Weston, MA  02193

                          Thomas R. Shepherd
                          172 Harvard Road, Stow, MA  01755

                          Warren C. Smith, Jr.
                          38 Coolidge Lane, Dedham, MA  02026

                          Scott M. Sperling
                          4 Moore Road, Wayland, MA  01778

                          Seth W. Lawry
                          330 Dartmouth Street, Apt. #7S, Boston, MA  02116

                          Kent R. Weldon
                          134 West Newton Street, Boston, MA 02118

      Treasurer           Wendy L. Masler
                          11 Waverly Street, #3, Brookline, MA  02115

      Asst. Treasurer     Andrew D. Flaster
                          69 Wilshire Park, Needham, MA  02192

      Clerk               Wendy L. Masler
                          11 Waverly Street, #3, Brookline, MA  02115

      Asst. Clerks        Jeffrey S. Wieand
                          1695 Lowell Road, Concord, MA  01742

                          Charles W. Robins
                          50 Lehigh Road, Wellesley, MA  02181

                          James Westra
                          5 Stage Hill Road, Wenham, MA 01984

 Director:

      Thomas H. Lee       1 Old Farm Road, Lincoln, MA  01773




                               SCHEDULE I

                         ADDITIONAL THL PERSONS

 David V. Harkins
 The 1995 Harkins Gift Trust
 Thomas R. Shepherd Money Purchase Pension Plan (Keogh)
 Scott A. Schoen
 C. Hunter Boll
 Scott M. Sperling
 Sperling Family Limited Partnership
 Anthony J. DiNovi
 Thomas M. Hagerty
 Warren C. Smith, Jr.
 Seth W. Lawry
 Joseph J. Incandela
 Kent R. Weldon
 Terrence M. Mullen
 Todd M. Abbrecht
 Wendy L. Masler
 Andrew D. Flaster
 First Trust Co. FBO Kristina A. Watts
 Charles W. Robins
 James Westra
 Charles A. Brizius
 Thomas H. Lee